

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2020

John C. Weisenseel
Chief Financial Officer
AllianceBernstein L.P.
1345 Avenue of the Americas
New York, NY 10105

> **Re: AllianceBernstein L.P.**
> **Form 10-K for the Fiscal Year Ended December, 31, 2019**
> **Filed February 12, 2020**
> **File No. 000-29961**

Dear Mr. Weisenseel:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Finance